SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34642; File No. 812-15330

Prospect Capital Corporation, et al.

July 5, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment
Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint
transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under
the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the
Commission that permits certain business development companies ("BDCs") and closed-end
management investment companies to co-invest in portfolio companies with each other and with
certain affiliated investment entities.

Applicants: Prospect Capital Corporation, Priority Income Fund, Inc., Prospect Sustainable
Income Fund, Inc., Prospect Yield Corporation, LLC, Prospect Capital Management L.P.,
Priority Senior Secured Income Management, LLC, Prospect Capital Funding LLC and National
Property REIT Corp.

Filing Dates: The application was filed on April 29, 2022, and amended on June 3, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing on any application by
e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a
copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, August 1, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Russell Wininger, Prospect Capital Corporation, at rwininger@prospectcap.com, and Steven B. Boehm, Esq. and Anne G. Oberndorf, Esq., Eversheds Sutherland (US) LLP, at anneoberndorf@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' first amended and restated application, dated June 3, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's

Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary